American Fiber Green Products, Inc.

1618 51st Street

Tampa, Florida 33619

Tel. 813-247-2770    Fax 813-655-3030

August 10, 2007

Pamela A. Long, Assistant Director

U.S. Securities & Exchange Commission

Mail Stop 7010

Washington, DC 20549-0404

Re:	American Fiber Green Products, Inc.

Annual Report on Form 10-KSB/A-2 for the fiscal year ended December 31, 2006 and Quarterly Report on Form 10-QSB/A-2 for March 31, 2007 Filed on June 19, 2007

File No.: 0-28978

Dear Ms. Long:

We are in receipt of your correspondence dated July 31, 2007 with respect to the above referenced filings. For your review, we have filed a copy of an amended Form 10-KSB and Form 10QSB. These documents have been marked to indicate where appropriate changes have been made.

FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2006

Item 1. Description of Business

SEC Revocation of Prior Registration under the Exchange Act

1. We have deleted the statement that reads “With the Administrative Hearing Judge going on record that…impact on a future registration” in all of the applicable filings.

Amour Fiber Core, Inc.

2. We have revised our list of exhibits to identify the license agreement with the Amour Family Trust as “Exclusive license agreement with the Amour Family Trust.”

Item 6. Plan of Operation

Liquidity and Capital Resources

3. We have revised the financial statement footnotes to describe the purpose of the loans to related parties and to note the likelihood of future additional loans. The classification of the notes receivable as investing activities is due to the loans being made to companies who are in the business of manufacturing with fiberglass products and in the development of additional uses of the Company’s products. It is in the Company’s best interest to cultivate relationships with future customers for the Company’s products.

Item 7. Financial Statements

Note 3 – Summary of Significant Accounting Policies

4. Per SFAS 128 Paragraph 10, we have revised our disclosure to more specifically describe the treatment of restricted common stock in the computation of basic and fully diluted earnings per share.

Item 3 – Exhibits

5. We have included the appropriate certifications with our filings as required.

FORM 10-QSB/A FOR THE PERIOD ENDED MARCH 31, 2007

Item 3. Controls and Procedures

6. There have not been any changes to our internal controls and procedures during the most recent completed quarter and we will revise our future filings accordingly.

If you have any questions or require any additional information, please do not hesitate to contact us.

Very truly yours,

American Fiber Green Products, Inc.

/s/ Kenneth McCleave
Kenneth McCleave
Chairman of the Board

Corporate Representation

The undersigned, as Chairman of the Board of Directors of American Fiber Green Products, Inc., hereby represents and acknowledges:

•	That the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action in respect to the filing;

•	That the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person federal securities laws of the United States of America.

American Fiber Green Products, Inc.

By:	/s/ Kenneth McCleave
Kenneth McCleave,
Chairman of the Board of Directors